Paul Hastings
ATTORNEYS

Paul, Hastings
515 South Flow
telephone 213 (
228
stings.com

06014380

SUPPL

(213) 683-6196
carolyndomen@paulhastings.com

June 12, 2006

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of May, 2006, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

6/14

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Carolyn M. Domen

Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.),
Yamaha Corporation

Schedule 1

Information Published, Filed or Distributed During May 2006

1. Handout for Analyst and Investor Briefing on the fiscal year ended March 31, 2006 (April 1, 2005 to March 31, 2006) held on May 1, 2006. (Exhibit 1)

2. Corporate Governance Report (May 23, 2006) (Exhibit 2)

Exhibit 1

Analyst and Investor Briefing on the Fiscal Year Ended March 31, 2006 (FY 2006. 3)

May 1, 2006

YAMAHA CORPORATION

FY 2006. 3 Results Summary

YAMAHA

➢ Sales remained level year-on-year. However, operating income fell compared to FY 2005. 3 due to lower earnings from semiconductors

- Sales exceeded 3Q projections, while operating income was on target
- Musical instrument sales rose year-on-year and income remained level
- Income from electronic equipment and metal products fell significantly for the second consecutive year due to lower sales volume and unit prices of LSI sound chips for mobile phones
- Profitability deteriorated rapidly in AV/IT due to fierce competition
- Operating income from lifestyle-related products returned to positive figures, driven by system kitchen sales
- Inventory assets at term-end stood at ¥77.9 billion, in line with the previous year's level

Performance in FY 2006. 3

YAMAHA

➢ Operating income fell year-on-year. Net income increased due to reduction in extraordinary losses and higher equity method income

(Billions of yen)

	FY 2005. 3 Results	FY 2006. 3 Results	Increase/ decrease	Previous projections (Feb. 8)	Medium-term Plan
Net sales	534.1	534.1	0	529.0	565.0
Operating income (operating income ratio)	35.7 (6.7%)	24.1 (4.5%)	-11.6	24.0	40.0
Recurring profit (recurring profit ratio)	41.3 (7.7%)	35.2 (6.6%)	-6.1	35.0	43.0
Net income (net income ratio)	19.7 (3.7%)	28.1 (5.3%)	8.4	26.0	31.0
Equity method income	9.1	14.8		14.8	
EPS (yen)	95.1	136.0	-		
ROE (%)	7.4	9.5	-		

Currency exchange rates		FY 2005. 3	FY 2006. 3	Previous projections	Medium-term Plan
Net sales	US$	108	113	112	110
	EUR	135	138	136	127
Operating income	US$	108	113	111	110
	EUR	133	135	134	127

Performance by Business Segment in FY 2006. 3

YAMAHA

Billions of yen

Net Sales



Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
534.1
41.9
42.8
69.0
77.7
302.6
534.1 (0%)
42.7 (+2.0)
45.2 (+5.5)
56.2 (-18.7)
75.9 (-2.3)
314.1 (+3.8)
529.0
42.5
44.5
56.0
77.0
309.0
FY 2005. 3
FY 2006. 3
Previous projections (for FY 2006. 3)

Figures in parentheses indicate year-on-year changes

Impact of exchange rates
Year-on-year: +¥10.7 billion
(musical instruments: +¥8.3 billion, AV/IT +¥2.4 billion)
Versus previous projections: +¥3.7 billion (musical instruments ¥+3.0 billion, AV/IT ¥+0.7 billion)

Operating Income



35.7
0
20.0
3.7
14.2
-1.3
24.1
1.2
7.9
2.1
14.1
-1.2
24.0
1.5
8.0
1.0
14.0
-0.5
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
Recreation & others
FY 2005. 3
FY 2006. 3
Previous projections (for FY 2006. 3)

Impact of exchange rates
Year-on-year: +¥1.9 billion
(musical instruments +¥2.3 billion, AV/IT-¥0.2 billion, semiconductors -¥0.1 billion)
Versus previous projections: +¥0.4 billion
(musical instruments +¥0.6 billion, AV/IT -¥0.2 billion)

Musical Instruments

YAMAHA

4Q Overview

- Discounting the effect of exchange rates, actual 4Q sales rose 4.9% year-on-year and were 2.9% above previous projections.
- In spite of increased income and gains from favorable exchange rates, 4Q operating income remained in line with previous projections due to lower gross profit margins resulting from measures to reduce inventory.
- Excluding the additional portion due to the impact of exchange rates, year-end inventories fell to levels in line with previous projections.

FY 2006. 3 Overview

- In spite of gains from favorable exchange rates, full-year operating income remained level year-on-year as a result of lower gross profit margins due to changes in the composition of sales and higher distribution costs.
- Discounting the effect of exchange rates, actual sales rose 1.1% year-on-year.
- Shipments of professional audio equipment were steady, especially in Europe and North America.
- In local currency terms North American sales rose 2.8% and European sales rose 3.9% year-on-year.
- Korea, the Middle East and Latin America showed strong growth. Shipments were also steady in China, especially for pianos.
- Revenue from music schools increased for the second consecutive year.



Billions of yen
70.0
-3.1
77.1
-1.5
72.0
-1.7
FY 2005. 3
FY 2006. 3
Previous projections
Sales
Operating income
Billions of yen
302.6
14.2
314.1
14.1
FY 2005. 3
FY 2006. 3

AV/IT

YAMAHA

4Q Overview

- The level of actual 4Q sales was approximately 89% of FY 2005. 3 results and previous projections.
- Competition heated up in the mid-size router market with the entry of major commercial equipment manufacturers.
- Inventories at fiscal year-end were up year-on-year and exceeded previous projections.

FY 2006. 3 Overview

- Sales and income fell year-on-year. Profitability declined due to increased competition and lower prices.
- Actual sales grew 5.1% year-on-year in North America, driven largely by medium and high-end receivers and HTiB. Sales declined in Japan and Europe. Building a sales network in the promising Chinese market is a key issue.
- Shipments of Yamaha Sound Projectors (YSP™) exceeded 70,000 units.



Billions of yen
15.8
-1.1
15.1
-0.5
16.2
-1.6
FY 2005. 3
FY 2006. 3
Previous projections
Sales
Operating income
Billions of yen
77.7
3.7
75.9
2.1
FY 2005. 3
FY 2006. 3

Electronic Equipment & Metal Products

YAMAHA

4Q Overview

- Sales and income fell year-on-year. Results were generally in line with previous projections.
- Unit prices for LSI sound chips for mobile phones continued to decline.
- Shipment began of graphic LSIs for amusement equipment.

FY2006.3 Overview

- Sales and income declined sharply year-on-year.
- Sales volume and unit prices of core LSI sound chips for mobile phones both fell in the face of advances in software.
- Amid a gradual recovery in the digital home electronics market, electronic metal materials markets rose slightly year-on-year. However, operating income was slashed by more than half due to a steep rise in metals prices.



Billions of yen
14.1
2.2
13.6
1.1
13.4
1.1
FY 2005. 3
FY 2006. 3
Previous Projections
Sales
Operating income
Billions of yen
69.0
20.0
56.2
7.9
FY 2005. 3
FY 2006. 3

Lifestyle-related Products

4Q Overview

- System kitchens continued to drive sales, which rose year-on-year and exceeded previous projections.
- As advertising was expanded to boost sales of new spring products, operating income fell both year-on-year and against previous projections.

FY 2006.3 Overview

- Structural reform to rebuild lifestyle-related business proceeded ahead of schedule, lifting operating income into positive figures.
- Marble sinks sold well and sales of system kitchens were well in excess of FY 2005. 3 results.
- While new housing starts remained flat, the remodeling business was strengthened and gradually began to show results.


Billions of yen
9.6
-0.2
10.1
-0.7
9.4
-0.4
FY 2005. 3
FY 2006. 3
Previous projections
Sales
Operating income
Billions of yen
42.8
0
45.2
1.2
FY 2005. 3
FY 2006. 3

Recreation

YAMAHA

4Q Overview

- 4Q sales were in line with both FY 2005. 3 figures and previous projections.
- Operating income was less than previous projections, partially due to additional costs associated with upgrading the slope at Kiroro ski resort.

FY 2006. 3 Overview

- Full-year sales declined year-on-year.
- ¥0.7 billion reduction in depreciation year-on-year due to shrinking of depreciable assets resulting from asset impairment accounting.



Billions of yen
4.9
-0.3
FY 2005. 3
4.8
-0.2
FY 2006. 3
4.8
0.1
Previous projections
Sales
Operating income
Billions of yen
18.3
-2.3
FY 2005. 3
18.0
-1.8
FY 2006. 3

Others

YAMAHA

4Q Overview

- Sales rose year-on-year across the segment as a whole.
- Operating income was lower than previous projections, due to failure to meet sales targets for the golf business.

FY2006.3 Overview

- Sales and operating income both increased year-on-year across the segment as a whole.
- In the components and metallic molds business, FA continued to show strong revenue. Orders increased for magnesium molded parts for use in both mobile phones and digital cameras.
- Succeeded in securing new customers for automobile interior wood components. Profitability improved as efforts to cut production costs continued.
- Golf sales were steady with the launch of models compliant with spring-like effect (SLE) regulations.



Billions of yen
6.2
0.2
7.0
0.1
6.8
0.5
FY 2005. 3
FY 2006. 3
Previous Projections
Sales
Operating income
Billions of yen
23.6
0.2
24.7
0.6
FY 2005. 3
FY 2006. 3

Looking Ahead to the Final Year of YSD50

YAMAHA

Evaluation of Second Year of YSD50 Medium-term Plan

- Although partial results are emerging from individual measures, overall the pace of implementation is slow.
- FY 2006. 3 sales and operating income were less than Medium-term Plan targets due to demand for LSI sound chips for mobile phones peaking faster than expected and failure to meet targets in the musical instruments business.
- In the musical instrument business, strategic groundwork continued in the Chinese market, including the start of operations at the Shanghai music school and increased piano production at the Hangzhou factory. Sales of professional audio equipment were also steady, especially in Europe and the U.S. However, cost-cutting measures and other efforts have not achieved targets.
- Income from the AV business has fallen sharply. Measures to improve profitability in the recreation business are also behind schedule.
- Income from lifestyle-related products business, which was restructured during the first year of the Medium-term Plan, is steadily increasing.

Approach toward the Final Year of the Medium-term Plan

- Operating income of ¥50 billion will not be achieved until FY 2008. 3 or beyond. At around ¥25 billion, operating income in FY 2006. 3 was only half of that target amount. Every effort will be made to bridge the gap between current performance and the target set out in the Medium-term Plan.
- Increasing the profitability of the musical instrument business is a top priority
- The basic policies of the YSD50 Medium-term Plan will be continued: achieving sustained development and stable high earnings; creating and developing innovative, high-quality products and businesses; emphasizing corporate social responsibility (CSR).

Forecast of Business Performance in FY 2007. 3

YAMAHA

- Although the Medium-term Plan operating income target of ¥50 billion will not be achieved, sales and operating income are targeted to increase year-on-year and plans will call for the achievement of further increases.

(Billions of yen)

	FY 2006. 3 Results	FY 2007. 3 Forecasts	Increase/ decrease	Medium-term Plan
Net sales	534.1	546.0	+2.2%	590.0
Operating income (operating income ratio)	24.1 (4.5%)	25.0 (4.6%)	+3.7%	50.0
Recurring profit (recurring profit ratio)	35.2 (6.6%)	35.0 (6.4%)	-0.6%	52.0
Net income (net income ratio)	28.1 (5.3%)	28.0 (5.1%)	-0.4%	34.0
Equity method income	14.8	14.8		
EPS (yen)	136.0	135.8	-	
ROE (%)	9.5	8.6	-	

Currency exchange rates		FY 2006. 3 actual	FY 2007. 3 forecast	Medium-term Plan
Net sales	US$	113	115	110
	EUR	138	134	127
Operating income	US$	113	115	110
	EUR	135	134	127

Forecast of Net Sales by Business Segment in FY 2007. 3

YAMAHA



(Billions of yen)
Year-on-year
Compared to Medium-term Plan targets
Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
534.1
42.7
45.2
56.2
75.9
314.1
(+2.2%)
(+12.4)
(-4.9)
(-3.9)
(+0.1)
(+3.5)
546.0
48.0
43.0
54.0
76.0
325.0
(-7.5%)
(-9.4)
(-14.0)
(-1.8)
(-22.4)
(-2.7)
590.0
53.0
50.0
55.0
98.0
334.0
FY 2006. 3
FY 2007. 3 projections
Medium-term Plan targets (for FY 2007. 3)

Figures in parentheses indicate year-on-year percentage changes or comparisons with Medium-term Plan targets

Factors behind divergence from Medium-term Plan

- Sales projected to be below Medium-term Plan targets in all segments. In particular, AV/IT segment sales are projected to fall far short of targets.

■ Breakdown of shortfall in sales (Billions of yen)

- AV/IT: -22.0
- Musical instruments -9.0
  (Japan: -13.2, Europe and U.S.: +4.8)
- Lifestyle-related products: -7.0
- Recreation: -2.0

Forecast of Operating Income by Business Segment in FY 2007. 3

YAMAHA

(Billions of yen)



Year-on-year
Compared to Medium-term Plan targets
24.1 (+0.9)
1.2 (+0.3)
7.9 (-5.9)
2.1 (-0.6)
14.1 (+4.9)
-1.2 (+2.2)
25.0(-25.0)
1.0 (-1.5)
1.5 (-1.0)
2.0 (-5.5)
1.5 (-5.0)
19.0 (-12.0)
50.0
2.5
2.5
7.5
6.5
31.0
Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
Recreation & others
Recreation & others
FY 2006. 3
FY 2007. 3 projections
Medium-term Plan targets (for FY 2007. 3)

Figures in parentheses indicate year-on-year changes or comparisons with Medium-term Plan targets

Factors behind divergence from Medium-term Plan

- Operating income is projected to reach only half of the Medium-term Plan targets. All segments forecast to under-perform against Medium-term Plan targets.
- Although the drop in semiconductor income is as forecast, demand peaked six months to a year earlier than anticipated.
- Structural reform of the musical instrument business is behind schedule.

■ Breakdown of shortfall in income

(Billions of yen)

- Musical instruments: -12.0
- AV/IT: -5.0
- Electronic equipment & metal products: -5.5
- Recreation: -1.1

Musical Instruments

- Income was well below target due to failure to reach sales goals and delay in introducing individual measures.
- Discounting the effect of exchange rate fluctuations, actual sales were ¥15.5 billion (4.6%) below Medium-term Plan targets.

Positive Factors:
- The sales for professional audio equipment, the key pillar of growth, expanded in line with expectations, especially in Europe and the U.S.
- Growth exceeded Medium-term Plan targets in Korea, the Middle East and Latin America. Although sales in China fell short of targets due to factors such as delays in establishing sales networks, growth in sales is steady.

Negative Factors:
- Delay in cost-reduction measures such as efforts to raise efficiency by cutting production costs and reviewing basic IT systems.
- Demand in the Japanese market is taking longer than expected to bottom out, and sales are well below Medium-term Plan targets. However, sales are expected to stop falling in the near future, with increasing music school enrolments and the emerging phenomenon of baby boomers returning to playing musical instruments.
- Economic uncertainty in Europe and the U.S. and the rise of Chinese products have caused sales figures to fall below expectations.

(Billions of yen)


Net sales
293.4
303.0
302.6
317.0
314.1
334.0
325.0
FY 2004. 3
FY 2005. 3
FY 2006. 3
FY 2007. 3
projections


Operating income
10.5
15.5
14.2
22.0
14.1
31.0
19.0
YSD50 Plan
Results/Forecast
FY 2004.3
FY 2005. 3
FY 2006. 3
FY 2007. 3
projections

AV/IT

- In conjunction with sluggish sales, operating income fell well below Medium-term Plan targets.
- Discounting the effect of exchange rate fluctuations, actual sales were ¥24.2 billion (24.7%) below Medium-term Plan targets.

Positive Factors:
- While markets are flat, sales in the American market are growing in line with expectations, spurred by a successful channel strategy.
- Yamaha Sound Projector (YSP™) have been hit products.

Negative Factors:
- Poor sales of products in new fields regarded as promising (Music CAST™, visual products)
- Flat demand and price competition for home theater products in Europe and the U.S.
- Slowness in responding to growth markets (China, etc.)
- Fierce competition in the router business

(Billions of yen)



Net sales
78.3
88.0
77.7
93.0
75.9
98.0
76.0
FY2004.3
FY 2005. 3
FY 2006. 3
FY 2007. 3
projections



Operating income
4.4
4.0
3.7
5.5
2.1
6.5
1.5
FY 2004. 3
FY 2005. 3
FY 2006. 3
FY 2007. 3
projections
YSD50 Plan
Results/Forecast

Electronic Equipment & Metal Products

- As sales volume and unit prices of LSI sound chips for mobile phones fell faster than expected, operating income was well below Medium-term Plan targets.
- Development and market launch of new applications will be key priorities.
- Profitability will be improved through continued reduction of electronic metal production costs. Expanding copper connector materials business will be a priority



Net sales
Operating income
(Billions of yen)
76.9
67.0 69.0
59.0 56.2
55.0 54.0
30.0
15.5 20.0
9.5 7.9
7.5 2.0
FY2004. 3
FY2005. 3
FY2006. 3
FY2007. 3 projections
FY 2004. 3
FY 2005. 3
FY 2006. 3
FY 2007. 3 projections
YSD50 Plan
Results/Forecast

Lifestyle-related Products

- Restructured businesses and reviewed business models in the first year of the Medium-term Plan.
- This resulted in greatly improved profitability from FY 2006. 3, the second year of the Medium-term Plan.
- In line with restructuring plans FY 2007. 3 sales are forecast to be ¥43 billion (¥7 billion below the Medium-term Plan target), but the aim is to achieve a year-on-year increase.
- Marble sinks for system kitchens are selling well and increasing their market share.
- Efforts will be made to expand remodeling business and raise its profile through advertising.

(Billions of yen)



Net sales
44.8
46.0
42.8
47.0
45.2
50.0
43.0
FY2004. 3
FY2005. 3
FY2006. 3
FY2007. 3
projections



Operating income
1.5
1.2
0
2.0
1.2
2.5
1.5
FY 2004. 3
FY 2005. 3
FY 2006. 3
FY 2007. 3
projections
YSD50 Plan
Results/Forecast

Recreation

YAMAHA

- Asset-impairment accounting was introduced ahead of schedule in the first year of the Medium-term Plan (booked an extraordinary loss of ¥32 billion).
- Sales fell well short of Medium-term Plan targets due to the slow recovery of the Japanese economy and structural factors (price competition in golf equipment, a shrinking population of skiers, etc.).
- The shortfall in sales continued to squeeze gross profit margins, providing no prospect of a return to profitability.

(Billions of yen)



Net sales
20.1
20.5
18.3
21.0
18.0
21.0
19.0
FY 2004. 3
FY 2005. 3
FY 2006. 3
FY 2007. 3
projections



Operating income
-1.1
-0.6
-2.3
-0.3
-1.8
0.1
-1.0
FY 2004. 3
FY 2005. 3
FY 2006. 3
FY 2007. 3
projections
YSD50 Plan
Results/Forecast

Others

YAMAHA

- Considering individual items, while sales of metallic molds and components failed to meet Medium-term Plan targets, production cost reductions are continuing and operating income is generally in line with the Plan.
- The automobile interior wood components business has succeeded in increasing the number of new customers and cutting production costs.
- Amid falling mobile phone prices, demand for metallic molds and components – especially magnesium molded parts – has fallen and sales were below Medium-term Plan targets. However, production unit cost reductions continue and operating income is only slightly below Medium-term Plan targets.
- The golf business is focusing on boosting brand awareness and developing differentiated products.



Net sales
26.1
25.5
23.6
28.0
24.7
32.0
29.0
FY 2004. 3
FY 2005. 3
FY 2006. 3
FY 2007. 3
projections



Operating income
(Billions of yen)
-0.2
0.9
0.2
1.3
0.6
2.4
2.0
FY 2004. 3
FY 2005. 3
FY 2006. 3
FY 2007. 3
projections
YSD50 Plan
Results/Forecast

Inventories

YAMAHA



Discounting the effect of exchange rates (¥3.2 billion), actual inventories fell by ¥3.7 billion year-on-year
(Billions of yen)
72.1
23.9
8.2
40.0
78.4
24.7
10.1
43.6
77.9
23.9
11.3
42.7
73.7
22.5
9.0
42.2
Other products/ Goods in process/Materials
AV/IT
Musical Instruments
FY 2004. 3
FY 2005. 3
FY 2006. 3
FY 2007. 3 (Projection)

- Discounting the effect of exchange rates, year-end inventories were ¥2.8 billion higher than previous projections (issued on February 8). Musical instrument inventories were in line with projections while AV/IT inventories increased.
- Inventories at the end of FY 2007. 3 are projected to be ¥73.7 billion. AV/IT inventories, in particular, will be reduced.

Capital Expenditure/Depreciation/ R&D Expenses

YAMAHA

(Billions of yen)

Capital Expenditure/ Depreciation


■ One-off capital expenditure: 4.2 billion yen
- Relocation and concentration of electromagnetic wave measurement facilities: 2.2
- Construction of Kakegawa piano office: 1.4
- Refurbishment of European affiliate's office building: 0.6
Others
Electronic equipment and metal products
AV/IT
Musical instruments
21.2
4.9
4.4
1.8
10.1
(17.6)
22.7
5.3
5.0
1.1
11.3
(17.5)
22.9
4.4
5.5
1.1
11.9
(18.9)
27.0
5.5
5.2
1.8
14.5
(20.0)
FY 2004.3
FY 2005.3
FY 2006.3
FY 2007.3 (Projection)

R&D Expenditures


Others
Electronic equipment and metal products
AV/IT
Musical instruments
22.5
2.2
3.4
4.9
12.0
23.0
2.2
4.5
5.1
11.2
24.1
2.5
5.3
4.9
11.4
24.5
2.5
5.6
5.4
11.0
FY 2004.3
FY 2005.3
FY 2006.3
FY 2007.3 (Projection)

Interest-bearing Liabilities

(Billions of yen)

Free Cash Flows



39.5
26.7
7.4
7.9
FY 2004. 3
FY 2005. 3
FY 2006. 3
FY 2007. 3 (projection)

Interest-bearing Liabilities

Long- and short-term borrowings, less cash and deposits



16.8
-4.6
-8.0
-9.3
As of March 31, 2004
As of March 31, 2005
As of March 31, 2006
As of March 31, 2007 (projection)

Not included in above

	As of March 31, 2004	As of March 31, 2005	As of March 31, 2006	As of March 31, 2007 (projection)
Balance of resort security deposits	30.8	28.9	27.6	26.3

Balance Sheet Summary

YAMAHA

(Billions of yen)

	As of March 31, 2004	As of March 31, 2005	As of March 31, 2006	As of March 31, 2007 (projection)
Cash and bank deposits	32.1	51.2	36.4	38.5
Accounts and notes receivable	78.7	71.6	70.3	72.6
Inventories	72.1	78.4	77.9	73.7
Other current assets	18.8	24.4	24.8	25.3
Fixed assets	307.0	280.0	310.6	329.0
Total assets	508.7	505.6	520.0	539.1
Accounts and notes payable	39.9	37.7	37.2	36.4
Short- and long-term borrowings	48.9	46.6	28.5	29.2
Other liabilities	156.7	142.3	133.8	132.8
Minority interests	3.5	3.8	4.5	4.8
Shareholders' equity	259.7	275.2	316.0	335.9
Total liabilities and shareholders' equity	508.7	505.6	520.0	539.1

Dividends

YAMAHA

➢ Stable dividends are distributed in light of group profits



(Yen)
Dividends per share
40
30
20
10
0
(%)
Consolidated dividend ratio
39.0
20.0
9.4
31.1
31.3
Excluding equity method income
11.5
7.1
20.9
14.7
14.8
Including equity method income
10
5
5
15
10
5
20
12.5
7.5
20
10
10
20
10
10
2nd half
1st half
FY 2003. 3
FY 2004. 3
FY 2005. 3
FY 2006. 3
FY 2007. 3
(Projection)

Establishment of Rules for Major Acquisitions

➢ Rules set for acquisitions of 20% or more

[1] Submit statement of intent

- Name, address, representative of purchaser, etc.
- Outline of acquisition

↓

[2] Submit information on major holding

- Submission of more detailed information
- Outline of purchaser or its group
- Objective and nature of major acquisition
- Basis for calculating purchase price and substantiation of funds for purchase
- Intended management policies, business plans, etc. following acquisition
- Other documentation the board deems may be reasonably required

Additional information requested if required

Evaluation period (In principle 60 or 90 days) ↓

[3] Opinion, alternative proposal


Policy on Response to Proposals for Major Acquisitions
Proposal to acquire 20% or more
Purchaser
[1]
[2]
Board
[3]
Shareholders

■ Response in the event of non-compliance

- Measures recognized by law or the company's articles of association may be taken to oppose the acquisition

Appendix

Performance in the Fourth Quarter of FY 2006. 3 YAMAHA

- Sales were approximately ¥5 billion above the previous projections (issued February 8), largely due to increased musical instrument sales
  Operating income was in line with the previous projections

(Billions of yen)

	FY 2005. 3 4Q	FY 2006. 3 4Q	Increase/ decrease	Previous projections (Feb. 8)
Net sales	120.6	127.7	7.1	122.6
Operating income (operating income ratio)	-2.4 (-2.0%)	-1.7 (-1.3%)	0.7	-1.8 (-1.5%)
Recurring profit (recurring profit ratio)	-3.4 (-2.8%)	-0.3 (-0.2%)	3.1	-0.5 (-0.4%)
Net income (net income ratio)	0.4 (0.3%)	0.6 (0.5%)	0.2	-1.5 (-1.2 %)

Currency exchange rates

		FY 2005. 3 4Q	FY 2006. 3 4Q	Previous projections for 4Q
Net sales	US$	105	117	110
	EUR	137	141	134
Operating income	US$	104	117	110
	EUR	135	138	134

Non-operating Income (Loss)/ Extraordinary Income (Loss)

YAMAHA

(Billions of yen)

	FY 2005. 3	FY 2006. 3	FY 2007. 3 (projections)
Non-operating income			
Equity method income	9.1	14.8	14.8
Net financial income	-0.3	-0.2	-0.7
Other	-3.2	-3.5	-4.1
Total	+ 5.6	+ 11.1	+10.0
Extraordinary income (loss)			
Income from (loss on) disposal of fixed assets	-1.1	-0.2	-0.3
Other	-6.7	0.8	0.3
Total	-7.8	+0.6	0
Corporate income tax and other expenses			
Corporate income tax, etc.	13.4	7.2	6.4
Minority interests in consolidated subsidiaries	0.4	0.5	0.6
Total	13.8	7.7	7.0

Note to FY 2005. 3 Other (-6.7):
- Return of pension substitutional portion 19.9
- Gain on sales of investment securities 6.5
- Asset impairment loss -32.7

Note to FY 2006. 3 Other (0.8):
- Gain on sales of investment securities 0.5

Musical Instrument Sales in the Japanese Market

YAMAHA

Wholesale Amount (By category, excluding PA)

YAMAHA's Wholesale Amount (By category, excluding PA)

Figures in parentheses indicate year-on-year percentage changes

(Billions of yen)



120
100
80
60
40
20
0
105.9
103.2
(97%)
102.3
(99%)
Wind instruments
String and percussion instruments
Synthesizers, etc.
Portable Keyboards
Electronic pianos
Electronic organs
Pianos
FY 2005. 3
FY 2006. 3
FY 2007. 3
(Projection)



60
50
40
30
20
10
0
53.8
50.0
(93%)
47.7
(95%)
Wind instruments
String and percussion instruments
Synthesizers, etc
Portable Keyboards
Electronic pianos
Electronic organs
Pianos
FY 2005. 3
FY 2006. 3
FY 2007. 3
(Projection)

Musical Instrument Sales in the U.S. Market

YAMAHA

Wholesale Amount (By category, excluding PA)


300
250
200
150
100
50
0
276.8
277.0
(100%)
279.7
(101%)
Wind instruments
String and percussion instruments
Synthesizers, etc.
Portable Keyboards
Electronic pianos
Electronic organs
Pianos
FY 2005. 3
FY 2006.3
FY 2007. 3
(Projection)

Figures in parentheses indicate year-on-year percentage changes

YAMAHA's Wholesale Amount (By category, excluding PA)

(Billions of yen)


70
60
50
40
30
20
10
0
59.3
59.0
(99%)
62.7
(106%)
Wind instruments
String and percussion instruments
Synthesizers, etc.
Portable Keyboards
Electronic pianos
Pianos
FY 2005. 3
FY 2006. 3
FY 2007. 3
(Projection)

Musical Instrument Sales in the European Market



Wholesale Amount
(By category, excluding PA)
250
200
150
100
50
0
233.7
236.8
(101%)
242.5
(102%)
Wind instruments
String and percussion instruments
Synthesizers, etc.
Portable Keyboards
Electronic pianos
Pianos
FY 2005. 3
FY 2006. 3
FY 2007. 3
(Projection)

Figures in parentheses indicate year-on-year percentage changes



YAMAHA's Wholesale Amount
(By category, excluding PA)
(Billions of yen)
60
50
40
30
20
10
0
51.2
51.7
(101%)
54.3
(105%)
Wind instruments
String and percussion instruments
Synthesizers, etc.
Portable Keyboards
Electronic pianos
Pianos
FY 2005. 3
FY 2006. 3
FY 2007. 3
(Projection)

World Market for Professional Audio Equipment

YAMAHA

Wholesale Amount of the World Market



650
600
550
500
450
400
350
300
250
200
150
100
50
0
580.4
612.8
632.5
Other
Japan
Europe
North America
FY 2005. 3
FY 2006. 3
FY 2007. 3 (Projection)

YAMAHA's Wholesale Amount



Wholesale amount (billions of yen)
35
30
25
20
15
10
5
0
23.1
27.2
30.8
Other
Japan
Europe
North America
FY 2005. 3
FY 2006. 3
FY 2007. 3 (Projection)

Scale of Global Market for Home Theater Products (Home theater systems + AV amplifiers/receivers)

YAMAHA

Home Theater Systems

- World market has leveled off at just under 13 million units. Prices continue to fall.
- North America: Sales of DVD-installed systems are rising slightly, but the overall trend is downward
- Europe: DVD-installed systems account for 90% of sales, which continue to rise. Prices are falling.
- Japan: Market almost level since 2005 (270,000 units)
- Other markets: Continuing growth in Asia, Central/Eastern Europe



9.69
12.50
12.33
12.65
12.78
Other
Japan
Europe
N. America
'03
'04
'05
'06 (Projection)
'07 (Projection)

AV Amplifiers/Receivers

- World market is shrinking by 2-3% annually
- Europe & U.S.: Market is contracting. At 34%, YAMAHA has top share in terms of value
- Japan: YAMAHA had top share in terms of value in 2005 (31%)
- Markets expanding in Asia, China, Eastern Europe and Russia, especially for low-priced products

(Million units)



3.25
3.18
3.09
3.02
2.95
Other
Japan
Europe
N. America
'03
'04
'05
'06 (Projection)
'07 (Projection)

YAMAHA's AV Market Share

Japan

Home theater systems: Share of total sales amount (GfKJ)


20%
10%
0%
11%
10%
14%
12%
9%
'02
'03
'04
'05
'06

AV amplifiers: Share of total sales amount (GfKJ)


40%
30%
20%
10%
0%
35%
39%
33%
31%
34%
'02
'03
'04
'05
'06

U.S.

Home theater systems: Share of total sales amount (INTELECT)


10%
5%
0%
5%
6%
8%
8%
8%
'02
'03
'04
'05
'06

AV receivers: Share of total sales amount (INTELECT)


40%
30%
20%
10%
0%
24%
27%
34%
34%
33%
'02
'03
'04
'05
'06

Sales Breakdown

YAMAHA

(Billions of yen)

AV/IT

	FY 2005. 3 (actual)	FY 2006. 3 (actual)	FY 2007. 3 (projection)
AV	70.6	69.4	68.7
Routers	7.1	6.5	7.3
Total	77.7	75.9	76.0

Electronic Equipment and Metal Products

	FY 2005. 3 (actual)	FY 2006. 3 (actual)	FY 2007. 3 (projection)
Semi-conductors	56.7	43.7	41.0
Electronic metals	12.3	12.5	13.0
Total	69.0	56.2	54.0

Lifestyle-related Products

	FY 2005. 3 (actual)	FY 2006. 3 (actual)	FY 2007. 3 (projection)
Bathrooms	20.1	18.7	17.4
System kitchens	16.5	20.5	20.7
Others	6.2	6.0	4.9
Total	42.8	45.2	43.0

Others

	FY 2005. 3 (actual)	FY 2006. 3 (actual)	FY 2007. 3 (projection)
Automobile interior wood components	10.2	10.7	13.5
Golf clubs	2.1	2.7	3.5
YFT, etc.	11.3	11.3	12.0
Total	23.6	24.7	29.0

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to YAMAHA and the YAMAHA Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, actual performance may differ greatly from our predictions depending on changes in operating and economic conditions, demand trends, and the value of key currencies, such as the U.S. dollar and the euro.

Exhibit 2

Date of last revision: May 26, 2006
YAMAHA Corporation
Shuji Ito
President and Representative Director
Contact: Stock Document Group, Administration Division
Securities Code: 7951
http://www.yamaha.com/

The status of corporate governance in Yamaha Corporation ("the Company") is as follows:

I Fundamental Concept of Corporate Governance and Basic Information on Capital Structure, Corporate Attributes, and Other Matters

1. Fundamental concept

The Company positions the enhancement of corporate governance as an important issue of business operations and is striving to enhance corporate governance in a proactive manner.

In accordance with its management policy of "Growing as a corporation which will continue to create 'Kando' (an inspired state of mind) and enrich culture with technology and passion born of sound and music, together with people all over the world," the Company will increase its corporate value and brand value by fulfilling its economic, environmental, and social responsibilities as a good corporate citizen, while working to steadily generate high profits and achieve sustainable growth.

In order to be such a corporation, the Company aims to manage its businesses with high transparency and quality and to pursue high operational efficiency by improving its business structures and systems, by implementing all necessary measures, and by disclosing information in a timely manner.

The Company adopts a Corporate Auditor system and is working to strengthen its corporate governance function by introducing an Executive Officer system, establishing a Company-wide Governance Committee, upgrading its internal auditing system, etc. Through these works, coupled with daily operation audits under the full-time system by the Corporate Auditors, the Company is enhancing the effectiveness of its governance.

In conducting its business, the Company endeavors to consider the balance of interests among its respective stakeholders—shareholders, customers, employees, and local society. The Company

declares its commitments to each of the stakeholders in its Corporate Philosophy as set forth below and is aiming to fulfill those commitments. The Company believes that management efforts to maintain the balance of interests among the Company's respective stakeholders will lead to a maximized corporate value.

Commitment to Customers: Yamaha will fully satisfy the customer, by offering high quality products and services, which use new and traditional technologies, as well as creativity and artistry, and continue to be a known, trusted and loved brand.

Commitment to Shareholders: Yamaha will increase the satisfaction and understanding of its shareholders by striving for healthy profits and returns, and by achieving productivity, using high quality, transparent management, and practicing disclosure.

Commitment to Those who work with Yamaha: Yamaha will develop relationships of mutual trust with all of those who work with Yamaha, in accordance with fair rules based on social norms, and strive to be an organization in which individuals can demonstrate their abilities fully, have confidence, and have pride.

Commitment to Society: Yamaha will give first priority to safety, and will care for the environment. As a good corporate citizen, Yamaha will observe laws, work ethically, developing the economy, and contributing to local and global culture.

2. Capital structure

Percentage of shares owned by foreign shareholders	More than 30%

[Major shareholders]

Name	Number of shares held (shares)	Ratio to total (%)
State Street Bank and Trust Company	19,073,955	9.24
The Master Trust Bank of Japan, Ltd. (trust a/c)	16,748,200	8.11
Japan Trustee Service Bank, Ltd. (trust a/c)	11,331,700	5.49
Mitsui Sumitomo Insurance Co., Ltd.	8,918,925	4.32

Trust & Custody Services Bank, Ltd. As trustee for Mizuho Bank Ltd. Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.	8,779,990	4.25
The Shizuoka Bank, Limited	8,349,855	4.04
Sumitomo Life Insurance Company	7,300,000	3.53
Nippon Life Insurance Company	6,482,252	3.14
Mizuho Corporate Bank, Ltd.	5,775,404	2.80
Northern Trust Company (AVFC) Sub-account American Clients	4,317,500	2.09

3. Corporate attributes

Stock exchange listings	Tokyo, First section
Business year end	March 31 every year
Category of business	Other products
Number of employees (consolidated)	More than 1,000 persons
Net sales (consolidated)	More than ¥100 billion and less than ¥1,000 billion
Parent company	None
Number of consolidated subsidiaries	More than 50 and less than 100 companies

4. Other special conditions which may have material effects on corporate governance

None

II Organization of Management for Operational Decision-making, Execution and Supervision, and Other Corporate Governance Structures

1. Matters related to the structure, operation, etc. of the organization

Form of the organization	The Company adopts the Corporate Auditor system.

[Matters related to the Directors]

Chairman of the Board of Directors	President
Number of Directors	8 persons
Are Any Outside Directors in Office?	Yes
Number of Outside Directors	1 person

Relations with the Company (1)

Name	Attribute	Relations with the Company (*1)								
		a	b	c	d	e	f	g	h	i
Toru Hasegawa	He is from a company other than this Company.		○				○			

*1 With respect to the relations with the Company, applicable item(s) are marked "○" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as the outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in

another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

Relations with the Company (2)

Name	Supplementary explanation on the applicable item(s)	Reason for being elected as Outside Director
Toru Hasegawa	None	(i) He is a person of desirable character and has considerable insight as a director. (2) He is knowledgeable about the business in which the Company is engaged. (3) He has ample experience in running businesses in other industries.

Matters related to other major activities of the Outside Director

He attends the regular Board of Directors' Meeting (held monthly in principle) and the extraordinary Board of Directors' Meeting.

[Matters related to the Corporate Auditors]

Is the Board of Auditors Established?	Yes
Number of Corporate Auditors	4 persons

Collaborations between the Corporate Auditors and the Accounting Auditor

In order to ensure the integrity and accuracy of accounting audits, the Corporate Auditors receive periodic reports on the progress of auditing financial statements from the Accounting Auditor. The Corporate Auditors and the Accounting Auditor also hold regular meetings to share views on audit plans and audit results.

Collaborations between the Corporate Auditors and the Internal Auditing Division

At the monthly Board of Auditors' Meetings, the Corporate Auditors hear the status of internal audits from the head of the Internal Auditing Division and exchange views on the internal audits with the Division.

Are Any Outside Auditors in Office?	Yes
Number of Outside Auditors	2 persons

Relations with the Company (1)

Name	Attribute	Relations with the Company (*1)								
		a	b	c	d	e	f	g	h	i
Naomoto Ota	Other relations				○					
Kunio Miura	Attorney at law									

*1 With respect to the relations with the Company, applicable item(s) are marked "○" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as an outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in

another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

Relations with the Company (2)

Name	Supplementary explanation on the applicable item(s)	Reason for being elected as Outside Auditor
Naomoto Ota	None	(i) He is a person of desirable character and has considerable insight as a corporate auditor. (2) He is knowledgeable about the business in which the Company is engaged.
Kunio Miura	None	(i) He is a person of desirable character and has considerable insight as a corporate auditor. (2) He is an attorney at law and is acquainted with laws and regulations. (3) He can be expected to audit from an objective viewpoint.

Matters related to other major activities of the Outside Auditors

The Part-time Outside Auditors attend the regular Board of Directors' Meeting (held monthly in principle), the extraordinary Board of Directors' Meeting, the regular Board of Auditors' Meeting (held monthly in principle), and the extraordinary Board of Auditors' Meeting. They also inspect material documents for final decisions, attend important meetings and, when

necessary, investigate major divisions and domestic and overseas subsidiaries.

They also offer advice and proposals from time to time based on their objective and neutral standpoints, taking advantage of their expertise.

[Matters related to incentives]

Implementation of measures to grant incentives to the Directors	Introduction of a results-connected remuneration system

Supplementary explanation on related matters

The Company pays remunerations calculated in conjunction with the results of net sales and operating income and, in addition, in consideration of the contributions of each Director.

[Matters related to remunerations for Directors]

Means of disclosure	Annual Security Report (Financial Report pursuant to the Securities & Exchange Law), and other means
Scope of disclosure	Aggregate amounts paid to Inside Directors and Outside Directors respectively

Supplementary explanation on related matters

Amounts of remunerations, bonuses and retirement benefits paid to the Directors during the previous business year are as follows.

Remunerations subject to the Articles of Incorporation or resolutions of the General Shareholders' Meeting:	Number of Directors paid: 9 persons	Aggregate amount paid: ¥309 million	
Directors' bonuses as a part of appropriations of retained earnings	Number of Directors paid: 8 persons	Aggregate amount paid: ¥85 million	
Retirement benefits through a resolution of the General Shareholders' Meeting:	Number of Directors paid: 1 person	Amount paid: ¥79 million	Total: ¥473 million

* Number of Directors at the business year end: 8 persons
No payments were made to the Directors as salaries for employees (including bonuses).
The remuneration for an Outside Director was 4 million yen.

[Support system for Outside Director (Outside Auditors)]

When a proposal is to be submitted to the Board of Directors' Meeting or the Board of Auditors' Meeting to be attended by a Part-time Outside Auditor, the staff member working for the Corporate Auditors sends documents and other materials related to the proposal prior to the meeting, provide explanations on the proposal if necessary, and facilitate the Auditor's work to perform a complete preliminary study. With respect to other material matters, the Company also strives at all times to maintain an efficient auditing environment by providing information, supplying materials, hearing opinions, supporting investigations, collecting information, etc.
Matters to be reported or resolved at the Board of Directors' Meeting are explained to the Outside Director each time, when necessary.

2. Matters related to functions of business execution, audit and supervision, nomination, determination of remuneration, etc.

(Board of Directors)

The number of Directors of the Company is eight (8) as of May 26, 2006. The Board Meeting held monthly in principle is responsible for group-wide management functions, including strategy planning, decision making, the monitoring of the execution of departmental business, and guidance of the corporate group therefor. The Company adopts the executive officer system in order to clearly separate the direct responsibilities for the execution of the business of each division, and to thereby strengthen the governance system in which the Board of Directors is centrally placed. To define the management responsibility of the Directors, the term of office of each Director is determined to be one (1) year.

(Representative Director and Senior Director)

The number of Representative Directors of the Company is two (2) as of May 26, 2006 (one (1) Chairman & Representative Director and one (1) President & Representative Director). The Chairman & Representative Director is responsible for CSR activities such as compliance and social responsibility responses, and the President & Representative Director is the chief

executive for all businesses of the Company and represents the Company. In addition, there are two (2) Senior Directors who are Managing Directors as of the same date.

(Corporate Auditor and Board of Auditors)
The number of Corporate Auditors of the Company is four (4) as of May 26, 2006 (two (2) of them are Outside Directors). In addition to holding the Board of Auditors' Meeting once a month in principle, they conduct periodic and comprehensive audits in each division and group company in accordance with their own plans. Further, they attend the Board of Directors' Meeting and other important meetings, including the Management Meeting. With respect to the accounting audit, they endeavor to ensure the integrity and accuracy of accounting audit by periodically receiving reports on the progress of the auditing of the financial statements from the Accounting Auditor. In order to improve the auditing environment, the Company has established a Corporate Auditors Office staffed by employees working for the Corporate Auditors.

(Management Meeting)
The Company holds the Management Meeting twice a month as a rule in order to discuss company-wide management issues arising from time to time and unify the views thereof as a company. Full-time Directors, the Senior Executive Officer, and the Chairman of the Board of Auditors attend the Management Meeting.

(Executive Officer)
The Company adopts the executive officer system in order to strengthen its business execution function, to enhance management functions as a consolidated group, and to have the Board of Directors make speedy management decisions. In order to enable the Directors and Executive Officers to perform their respective duties satisfactorily, the Company clearly separates the roles to be played by each of the Directors and Executive Officers and entrusts the Executive Officers with the responsibility for executing departmental business. Further, the attendance of Full-time Directors, Executive Officers, and the Chairman of the Board of Auditors at the Executive Officers' Meeting held monthly in principle ensures the quick and efficient execution of business and the maintenance of good communications between the Board of Directors and Executive Officers. The number of the Executive Officers is thirteen (13) as of May 26, 2006 (including one (1) Senior Executive Officer and twelve (12) other Executive Officers).

(Company-wide Governance Committee)

The Company has established a "Company-wide Governance Committee" consisting of three (3) committees: a Compliance Committee, CSR Committee, and Officers Personnel Affairs Committee. The Compliance Committee promotes company-wide cross-sectional activities to pursue the corporate social responsibility and the business operations in which legal and regulatory compliance is stressed. The CSR Committee conducts activities to encourage voluntary contribution to society by developing and applying various independently established Company standards which go beyond applicable laws and regulations. Candidates for the Directors, Corporate Auditors and Executive Officers are nominated through discussions in the Officers Personnel Affairs Committee, to increase the transparency and fairness in the selection of candidates for those officers. This Committee also reviews human resource development programs for future candidates and the remuneration system for officers.

(Internal Audit)

The Company has established an Internal Auditing Division under the direct control of the President and Representative Director to review and assess the Company's system for the control and operation of overall management activities, as well as the performance of business executions, in view of legitimacy and rationality. Based on the results of this review and assessment, the Internal Auditing Division provides information related thereto and advice and recommendations for improvement and realignment. It also endeavors to improve audit efficiency by closely communicating and consulting with the Corporate Auditors and Accounting Auditor.

(Accounting Auditor)

The Company employs Shin Nihon & Co. (English Name: Ernst & Young ShinNihon) as its Accounting Auditor. Mr. Hideji Kawanishi and Mr. Takahiro Takiguchi, two certified public accountants belonging to the said audit corporation, conduct the accounting audits of the Company. With respect to the durations of their engagements in the auditing of the Company, Mr. Kawanishi is now in his thirteenth year and Mr. Takiguchi is in his first year. In addition, another nine (9) certified public accountants, seven (7) assistant certified public accountants, and eleven (11) assistants help them conduct the auditing work.

III Measures for Shareholders and Other Stakeholders and their Implementation

1. Working to vitalize the General Shareholders' Meeting and facilitate the exercise of voting rights

	Supplementary explanation
Earlier dispatch of the notice of the Meeting	In an effort to solicit the exercise of as many voting rights as possible, the notice is dispatched at least three (3) weeks prior to the date of the Meeting in principle.
Date of the Meeting to be fixed in principle on a day other than the day on which the largest number of companies holds annual shareholders meetings ("the peak day").	In an effort to increase the number of shareholders able to attend the Meeting, the Company endeavors to select a day other than the peak day, to the extent feasible.
Exercise of voting rights through electromagnetic means	The Company allows the electronic exercise of voting rights via the Internet and also will introduce the Tokyo Stock Exchange Platform to facilitate voting by institutional investors.
Others	The Company sends an English version (summary) of the notice of the Meeting separately to foreign shareholders, who have been increasing in number in recent years. To deepen the understanding of attending shareholders, the Company presents VTR presentations on the business reports. Further, it holds events such as mini-concerts and plant tours after the Meeting, while introducing its products.

2. IR Activities

	Presentation by Representative	Supplementary explanation
Periodic presentation meeting for individual investors	Will not be made	The Company proactively participates in securities companies' events for individual investors.

Periodic presentation meeting for analysts and institutional investors	Will be made	The Company holds an IR presentation meeting for securities analysts when releasing its quarterly results. It also organizes facilities tours and business presentations for institutional investors whenever deemed appropriate.
Periodic presentation meeting for foreign investors	Will be made	The Company holds presentation meetings with foreign institutional investors twice a year.
Posting of IR materials via the website	Contained	The Company enriches its IR materials and provides information through its website. It is also striving to expand its individual investor base by developing and launching a website for individual investors, etc.
Placing department (or person) in charge of IR	-	Public & Investors Relations Group, Public Relations Division

3. Reinforcing respect for the stakeholders' positions

	Supplementary explanation
The provision of internal rules, etc. concerning respect for stakeholders' positions	As stated in the section on the Fundamental Concept of Corporate Governance, the Company declares, in its Corporate Philosophy, that the Company has "commitments" to each of its stakeholders—"shareholders," "customers," "employees," and "local society"—and positions those commitments as its basic management policy. Further, specific codes of conduct are prescribed in the Compliance Guide.
Environmental protection activities, CSR activities, etc.	The Company has established a CSR Committee to engage principally in social activities such as environmental protection and energy saving. The CRS Committee is now performing its activities diligently. At the end of May 2005, the Company achieved zero emission of wastes in all of its domestic manufacturing plants. The Company also issues environmental and social reports to introduce its works for environmental protection and other social activities.

IV Fundamental Concept of the Internal Controls System and the Status of Improvement of the System

The Company has been improving its system to ensure the appropriate operation of its businesses (hereinafter referred to as the "Internal Controls System"), in accordance with the Company Law and the Enforcement Regulations of the Company Law, as stated hereunder. It strives to qualitatively enhance the Internal Controls System in order to improve the efficiency of its business operations and the reliability of its accounting and financial information, strictly comply with the laws and regulations, strengthen its ability to secure the assets and control the risks, and pursue optimal corporate governance for the enhancement of the Company's corporate and brand value.

1. Systems to ensure that the Directors and employees comply with applicable laws, regulations, and the Articles of Incorporation in the execution of their duties
   * The Board of Directors specifies in the Rules for the Board material matters to be resolved by the Board and requires the reasonable decision-making process and content of resolutions. The Representative Director(s) and Business Execution Director(s) report to the Board of Directors on the status of the business execution, and the Board supervises the execution of duties of each Director.
   * The Auditors audit the execution of the Board of Directors in accordance with the audit standard and audit plan.
   * The Company is willing to increase the number of independent Outside Directors and independent Outside Auditors, and aims for more objective and transparent management.
   * The Compliance Committee established in the Company institutes the "Codes of Conduct for Compliance," upgrades the relevant regulations and manuals, and strives to improve the penetration of compliance education throughout the group.
   * The Company establishes a framework to ensure compliance with laws, etc. and a system for effective internal checks and balances. In order to develop those systems, the staff division in charge offers guidance and advice to group companies.
   * The Internal Auditing Division formed in the Company promotes further business improvements through internal audits directly or indirectly extended to group companies.
   * The Company aims to raise the awareness and enhance the ethics of all employees of group companies by implementing a fair and transparent personnel system
   * In order to realize effective compliance, an internal whistle-blowing system is adopted.

2. Systems concerning storage, management, etc. of information on the execution of duties by the Directors
   * The Directors store and manage documents and other information related to the execution of their duties properly in compliance with the internal regulations.
   * The Internal Auditing Division conducts periodic audits on the storage and management of information.
   * The Company has established an administration system for material information and implements accurate and prompt information disclosures.

3. Internal regulations and other systems concerning risks of loss
   * Out of the various risks which may occur in connection with the execution of business, the Company lays weight on violations of law, damages to brand, quality issues (including PL problems and customer complaints), environmental issues, export control, the protection of personal information, health and safety, etc., taking into account the probability and importance of each type of risk. To address risk-related issues, the Company has established a company-wide cross-sectional committee headed by a Director, which formulates policies for the risk management of the whole group. Staff divisions entrusted with the implementation of the individual risk management activities implement the activities in accordance with the nature of the risk, upgrade the relevant regulations and manuals, and offer guidance and advice to the whole group.
   * Internal audits are conducted by the Internal Auditing Division to collect risk information and recommend appropriate responses.

4. Systems to ensure the efficient execution of duties by the Directors
   * The Board of Directors enhances the speed of business execution and the efficiency of management by defining the appropriate delegation of authority, the missions of each division and group company, and the command and order system, in addition to the measures to institute and maintain regulations concerning the execution of business, including the Rules for the Board of Directors, the Regulations on authorization, etc., and clarification of the authorities and responsibilities of the Board of Directors and Representative Directors.
   * Concerning material matters which may influence the whole group, including matters to be resolved by the Board of Directors, a complete discussion is carried out at the

Management Meeting, etc. and, if necessary, opportunities to hear the opinions of outside experts are arranged, in order to secure a reasonable and lawful process and reasonable and lawful content of determinations.

* For the purpose of group-wide goal setting and performance evaluation, the Company has established a business management system which enables prompt business judgments and risk controls.

5. Systems to ensure the propriety of business operations in the corporate group consisting of the Company and its subsidiaries
   * The Company upgrades its information infrastructure to ensure better comprehension of the status of operations of each group company and to enable the Company to promptly prepare its consolidated financial statements.
   * The Company has a "Group Management Charter" which defines the group management policies. In accordance with the Charter and the "Regulations for Controlling Group Company," the divisions in charge of controlling subsidiaries are responsible for providing the subsidiaries under their control with appropriate managerial guidance and advice, and the subsidiaries confer and consult with the relevant divisions concerning certain material matters at an early stage, with assistance from the staff divisions.
   * The Company adopts a risk management system covering the whole group and extends compliance education to its group companies.
   * In principle, each of the group companies has established a Board of Directors and Corporate Auditors (Each big company has a Board of Auditors and an Accounting Auditor, instead).
   * Internal audits and external audits are conducted whenever necessary, and the results are fed back to improvements in business.

6. Matters concerning employees to be posted as assistants to the Auditor(s) for the execution of auditor duties.

   As a section dedicated to the assistance of the Corporate Auditors in performing the auditor duties, the Corporate Auditors Office is formed and functions under the direct control of the Board of Auditors. Further, upon request of the Corporate Auditors or the Corporate Auditors Office, other staff divisions also assist the Corporate Auditors in audit affairs.

7. Matters concerning independence from the Directors of employees engaged as assistants to the Corporate Auditors

   The Board of Auditors receives a prior notice from the Director(s) concerning changes in the organization and staff members of the Auditors Office and, if necessary, expresses its opinions on those changes or requests modifications. Some staff employees who are not subject to the commands or orders of the Directors are posted in the Corporate Auditors Office. In addition, any personnel evaluation of those staff employees or any disciplinary action against them requires the approval of the Board of Auditors.

8. Systems for the Directors or employees to report to the Board of Auditors and other systems concerning reports to the Corporate Auditors

   * The Chairman of the Board of Auditors attends the Management Meeting, the Executive Officers' Meeting, and other important meetings, and expresses his opinions when necessary.
   * The Corporate Auditors inspect material documents for final decisions and request explanations or reports from the Directors or employees when necessary.
   * In addition to the matters prescribed by law, the Board of Auditors receives periodic reports on the following matters as determined by the Board of Auditors;
     * Activity reports by the relevant staff division on internal control practices
     * Reports by relevant staff divisions on compliance and the operations of the internal whistle-blowing system and current conditions of whistle-blowing.
     * Reports by the Internal Auditing Division on the results of internal audits

9. Other systems to ensure the effectiveness of auditing by the Corporate Auditors

   The President & Representative Director has periodic opportunities, either personally or through the Internal Auditing Division, to exchange views with the Corporate Auditors on the upgrading and operating status of the Internal Controls System. Through such exchanges, the President & Representative Director promotes the constant improvement of the system. The Company endeavors to ensure that the Corporate Auditors receive the assistance of outside experts, whenever the Corporate Auditors deem it necessary for their auditing.

["Pattern Diagram" for reference: See attached paper at the end.]

V. Other matters

V Other matters

1. Matters concerning the anti-takeover measures

At the meeting of the Board of Directors held on April 28, 2006, Yamaha Corporation established the following policy (the "Policy") pertaining to any potential purchase of the Company's shares and other securities that will, if executed, result in the acquisition of a 20%-or-greater share of voting rights in the Company (the "Large Share Purchase") by any given group of shareholders (the "Large Share Purchaser"). The Policy is designed to avoid an irrational takeover that is not in the best interests of the Company or its shareholders.

The Board of Directors recognizes that Yamaha is a listed company, and, as such, that its shares are traded freely; however, we believe that shareholders should make the final decision as to whether to accept a Large Share Purchase offer from any party. In addition, we believe that the Board of Directors must provide shareholders with necessary and sufficient information to make appropriate decisions pertaining to any Large Share Purchase offers. To this end, the Board of Directors has established certain rules pertaining to the provision of information prior to a Large Share Purchase (the "Large Share Purchase Rules") to ensure that the necessary information pertaining to the Large Share Purchase by the prospective Large Share Purchaser is properly provided to shareholders.

The purpose of the Large Share Purchase Rules is to provide an opportunity for shareholders to receive necessary information about the Large Share Purchase, as well as the opinions and alternative plans of the Board of Directors pertaining thereto, to enable the shareholders to determine whether the Large Share Purchase is acceptable. The Large Share Purchase Rules are designed to protect the interests of shareholders as a whole in the event of a Large Share Purchase with the potential to impact the management of the Company. If a Large Share Purchaser complies with the Large Share Purchase Rules, the Board of Directors shall not attempt to interfere with the Large Share Purchase at its own discretion, unless it is clear that the Large Share Purchase will cause irreparable damage or loss to the Company.

Yamaha's Board of Directors believes it to be in the best interest of the shareholders to apply the Large Share Purchase Rules to any Large Share Purchase.

The Large Share Purchase Rules are outlined below.

(1) Submission of a Statement of Intent

A Large Share Purchaser interested in making a Large Share Purchase is to first submit a Statement of Intent containing a pledge to comply with the Large Share Purchase Rules to the Company's Board of Directors. In addition, the Board of Directors is to promptly disclose receipt of the Statement of Intent from the Large Share Purchaser.

(2) Submission of Information Regarding the Large Share Purchase

The Large Share Purchaser is to provide sufficient information to the Board of Directors to allow it to form an opinion and to allow shareholders to make a decision regarding the proposal (the "Large Share Purchase Information"). In addition, the Board of Directors will disclose the fact that a Large Share Purchase has been proposed, together with the Large Share Purchase Information and other information, as it sees fit.

(3) Provision of Additional Large Share Purchase Information

In the event that the Board of Directors finds the information initially provided insufficient to constitute Large Share Purchase Information, it may require the provision of additional information to satisfy Large Share Purchase Information requirements. In this case, the Board of Directors shall notify the Large Share Purchaser of the information that it requires and the reasoning behind the said request for information. The Board of Directors shall establish an appropriate deadline by which the Large Share Purchaser is to supply the aforementioned information.

(4) Assessment Period

Should the Board of Directors determine that sufficient Large Share Purchase Information has been provided through the process outlined above, it will then assess the Large Share Purchase Information through deliberation and negotiation to form an opinion and establish alternative plans (the "Assessment Process") within a set period of time (the "Assessment Period"). The Assessment Period shall be either (i) or (ii) below, depending on the nature of the Large Share Purchase. The Large Share Purchaser shall proceed only after the Assessment Period has lapsed.

In such case, the Board of Directors shall promptly disclose the commencement of the Assessment Period.

(i) A 60-day Assessment Period shall be granted for a prospective Large Share Purchase in which all shares are to be purchased via a cash tender offer (Japanese yen).

(ii) A 90-day Assessment Period shall be granted for any prospective Large Share Purchase outside the scope of (i) above.

However, the Board of Directors reserves the right to extend the Assessment Period as required to examine the nature of the Large Share Purchase, negotiate with the Large Share Purchaser, formulate alternative plans, and take other steps to protect the corporate value of the Company and the interests of shareholders as a whole. In addition, should the Board of Directors extend the Assessment Period, the Board shall promptly disclose its reason for the extension, the extended period, and other matters as it deems fit following its resolution regarding the said extension.

(5) Disclosure of the Board of Directors' Opinion and the Proposal of Alternative Plans

During the Assessment Period, the Board of Directors will conduct a thorough assessment and examination of the Large Share Purchase Information it has received and receive advice from outside experts to carefully form an opinion on the proposal and to make the opinion public. In addition, the Board of Directors shall negotiate with the prospective Large Share Purchaser with the aim of improving the terms of the Large Share Purchase, and offer shareholders alternative plans as necessary.

(6) Countermeasures in the Event of Non-Compliance with Large Share Purchase Rules

Should a Large Share Purchaser fail to comply with the Large Share Purchase Rules, Yamaha's Board of Directors may take measures against the Large Share Purchaser to protect the interests of its shareholders, including the issuance of stock options without compensation and other actions permissible by law and the Company's Articles of Incorporation.

In this case, however, the Board of Directors shall not take countermeasures expected to result in economic damage or the loss of legal rights on the part of shareholders, excluding Large Share Purchasers who fail to comply with the Large Share Purchase Rules. Should the Board of Directors elect to take a specific countermeasure, it shall disclose this information in a timely and appropriate manner, pursuant to the law and stock market regulations.

The aforementioned Policy shall remain in effect until the close of the first meeting of the Board of Directors subsequent to the 182nd ordinary general shareholders meeting. If the directors resolve at the said meeting of the Board of Directors to continue the Policy, the Policy shall remain in effect until the close of the first meeting of the Board of Directors subsequent to the ordinary general shareholders meeting to be held in the following year, and the same shall apply thereafter. Yamaha's directors serve for a period of one year. Thus, a Board of Directors comprised of directors elected by shareholders at the ordinary general shareholders meeting to be held in June each year will determine whether to keep or abolish the Policy.

Each candidate for director will declare in advance whether he or she will support the Policy or not, and the shareholders may decide the propriety of continuing the Policy through the election of the directors. Furthermore, even if the Board of Directors decides to extend the effective term of the Policy, it reserves the right to revise the said Policy as required to protect or enhance the corporate value and the interests of shareholders as a whole.

All four corporate auditors, including one outside auditor, attended the Board of Directors' meeting at which the Policy was adopted, and indicated their approval of the Policy on the condition that it is to be implemented properly.

2. Other matters concerning corporate governance system, etc.

Not applicable.


General Shareholders' Meeting
Appointment/dismissal
Appointment/dismissal
Appointment/dismissal
Board of Directors
8 persons
(incl. 1 Outside Director)
Auditing
Board of Auditors
4 persons
incl. 2 Full-time Auditor
incl. 2 Outside Auditors
Reports
Accounting Auditors
*1
*2
Reports
Selection
Selection/dismissal/supervision
Selection
Corporate Auditors Office
Representative Directors
2 persons
Advice
Reports
Guidance
Companywide Governance Committee
Intenal Auditing Dvision
Recommendations and reports
Management Meeting
7 Directors
1 Senior Executive Officer
Corporatewide Special Promotion Committee
Promotional Headquaters, Screening Committee
Advice
Auditing
Executive Officers
Senior Executive Officer: 1 person
Executive Officer: 12 persons
Individual Business Divisions
Staff Divisions
Guidance & Advice
Guidance &
Group Companies
Guidance & Advice
*1 Approval of selection/ reelection
*2 Judgments regarding appropriateness of auditing